MDU Resources Group, Inc.
1200 West Century Avenue
Bismarck, ND 58503

Mailing Address:
P.O. Box 5650
Bismarck, ND 58506-5650
(701) 530-1000

May 13, 2013

By EDGAR Transmission and Federal Express

Ms. Tia L. Jenkins, Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:     MDU Resources Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 28, 2013
File No. 001-03480

Dear Ms. Jenkins:

On behalf of MDU Resources Group, Inc. (MDU or the Company), we hereby submit MDU's responses to the comments of the staff (the Staff) of the Securities and Exchange Commission (the Commission) set forth in the Staff's letter, dated April 15, 2013, with respect to the above referenced periodic report filed under the Securities Exchange Act of 1934.

For the convenience of the Staff, each of the Staff's comments is included and is followed by the corresponding response of MDU. References in this letter to "we," "us" and "our" refer to MDU unless the context indicates otherwise.

We believe that our Annual Report on Form 10-K for the year ended December 31, 2012 (2012 Form 10-K) provides investors with full and transparent disclosure sufficient to give an understanding of our business. We propose to incorporate your comments, as applicable, on a prospective basis in our Annual Report on Form 10-K for the year ended December 31, 2013 (2013 Form 10-K).

As requested in your letter, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

MDU RESOURCES GROUP, INC.

Ms. Tia L. Jenkins
United States Securities and Exchange Commission
May 13, 2013

Form 10-K for the Fiscal Year Ended December 31, 2012

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Impairment of Long-Lived Assets, page 68

1.
We note that you recognized write-downs of oil and gas properties of $392 million in 2012. We also note your disclosure on page 69 that the ceiling is calculated as the present value of future net cash flows from proved reserves discounted at 10 percent (i.e., the standardized measure), plus the cost of unproved properties and less applicable income taxes. The data in your tables on page 109 show that total costs capitalized for oil and gas properties is $1,340 million as of December 31, 2012 which exceeded your standardized measure of discounted future net cash flows plus the cost of unproved properties and tax basis adjustment. Please reconcile and explain what is driving the differences in your disclosures. Please add clarifying disclosures in future filings and provide us with a draft of your proposed disclosures.

MDU Response:
We followed the guidance in Rule 4-10(c)(4) of Regulation S-X and SAB Topic 12D in calculating the ceiling test. As such, our capitalized costs, less associated deferred taxes, were limited to the cost ceiling. The differences between the cost ceiling and the standardized measure relate to unproved property not being amortized, the effects of derivative contracts that qualify as cash flow hedges, future cash flows associated with settling asset retirement obligations (AROs), the income tax effects of such, and the difference in the way the income taxes are computed for each. Following is additional explanation around the literature we used in making our calculations and a reconciliation of the difference.

In following the guidance in SAB Topic 12D in calculating the cost ceiling, we included the cost of unproved property not being amortized, included the effects of derivative contracts that qualify as cash flow hedges, excluded future cash outflows associated with settling AROs that have been accrued on the balance sheet from the computation of the present value of estimated future net revenues, and used the “shortcut” method to calculate income tax for purposes of calculating the cost ceiling.

MDU RESOURCES GROUP, INC.

Ms. Tia L. Jenkins
United States Securities and Exchange Commission
May 13, 2013

We used the following past correspondence from the SEC in helping aid our interpretation of the standardized measure calculation:

•
On March 31, 2001, the Staff issued its Frequently Requested Accounting and Financial Reporting Interpretations and Guidance [Section F.3.(j)], which included the following: (j) The calculation of the standardized measure of discounted future net cash flows relating to oil and gas properties must comply with paragraph 30 of SFAS 69. The effects of income taxes, like all other elements of the measure, must be discounted at the standard rate of 10% pursuant to paragraph 30(e). The “short-cut” method for determining the tax effect on the ceiling test for companies using the full-cost method of accounting, as described in SAB Topic 12:D:1, Question 2, may not be used for purposes of the paragraph 30 calculation of the standardized measure. As such, we did not use the “short-cut” method for determining the tax effect in the standardized measure calculation.

•
In February 2004, the Staff issued a letter to oil and gas companies which, among other issues, discussed the impact of accounting for AROs on the standardized measure. The Staff expressed the view that the future cash outflows related to AROs should be included in the standardized measure calculations. As such, we included cash outflows related to AROs in our standardized measure calculation.

Our capitalized costs, less associated deferred taxes, were limited to the cost ceiling. The difference between our cost ceiling used in the ceiling test calculation and the standardized measure of future net cash flows of $312 million is attributable to:

•	the cost of unproved property not being amortized included in the cost ceiling and excluded from the standardized measure calculation ($192 million)

•	the positive impact of cash flow hedges included in the cost ceiling and excluded from the standardized measure calculation ($21 million)

•
the exclusion of future cash outflows associated with settling AROs that have been accrued on the balance sheet in the cost ceiling and the inclusion of such in the standardized measure calculation ($44 million), and

•	the differences in estimated future income taxes in the two calculations due to the aforementioned items, as well as the use of the short-cut method in the cost ceiling ($55 million, net)

MDU RESOURCES GROUP, INC.

Ms. Tia L. Jenkins
United States Securities and Exchange Commission
May 13, 2013

We propose to include additional clarifying disclosures on a prospective basis beginning with our 2013 Form 10-K, within our significant accounting policies footnote. The additional clarification proposed is that the full cost ceiling excludes future cash outflows from proved reserves associated with AROs that are accrued on the balance sheet and the cost ceiling includes the effects of cash flow hedging. In addition, within the standardized measure disclosure, we propose to add language to disclose that cash outflows associated with AROs are included in the standardized measure. The proposed clarifying language is as follows (new information has been underlined):

Note 1 - Summary of Significant Accounting Policies
Oil and natural gas properties
The Company uses the full-cost method of accounting for its oil and natural gas production activities. Under this method, all costs incurred in the acquisition, exploration and development of oil and natural gas properties are capitalized and amortized on the units-of-production method based on total proved reserves. Any conveyances of properties, including gains or losses on abandonments of properties, are generally treated as adjustments to the cost of the properties with no gain or loss recognized.

Capitalized costs are subject to a "ceiling test" that limits such costs to the aggregate of the present value of future net cash flows from proved reserves discounted at 10 percent, as mandated under the rules of the SEC, plus the cost of unproved properties not subject to amortization, plus the effects of cash flow hedges, less applicable income taxes. Proved reserves and associated future cash flows are determined based on SEC Defined Prices and exclude cash outflows associated with asset retirement obligations that have been accrued on the balance sheet. If capitalized costs, less accumulated amortization and related deferred income taxes, exceed the full-cost ceiling at the end of any quarter, a permanent noncash write-down is required to be charged to earnings in that quarter regardless of subsequent price changes.

Supplementary Financial Information
Exploration and Production Activities (Unaudited)
The estimated discounted future cash inflows from estimated future production of proved reserves were computed using prices as previously discussed. Future ~~development and~~ production and development costs, which include asset retirement costs, attributable to proved reserves were computed by applying year-end costs to be incurred in producing and further developing the proved reserves. Future income tax expenses were computed by applying statutory tax rates to the estimated net future

MDU RESOURCES GROUP, INC.

Ms. Tia L. Jenkins
United States Securities and Exchange Commission
May 13, 2013

pretax cash flows less the tax basis of the oil and gas properties, adjusted for permanent differences and tax credits~~, to estimated net future pretax cash flows~~.

Goodwill, page 69

2.
We note your disclosure that reporting units are your operating segments, or components of an operating segment, that constitute a business for which discrete financial information is available and for which your chief executive officer and other management regularly review the operating results. Please discuss how your policy compares to the guidance in ASC 350-20-35-34 and tell us how many reporting units you identified and tested for impairment.

MDU Response: Our policy is in accordance with the guidance in ASC 350-20-35-34 in that we evaluate:

a.	Whether the component constitutes a business

b.	Whether “discrete financial information” is available for the component

c.	Whether segment management regularly reviews the operating results of that component

The determination of whether a component constitutes a business is based on whether it contains all of the inputs and processes necessary for it to continue normal operations. All of the reporting units we have identified meet this criteria.

Discrete financial information, which consists of a balance sheet and income statement, is available for each component.

Segment management is defined in ASC 280-10-50-7 as either a level below or the same level as the chief operating decision maker. Our operating results are regularly reviewed for each component by segment management in order to make decisions about resources to be allocated to the business and to assess its performance. Segment management consists of a President, who reports directly to the Chief Executive Officer of MDU Resources Group, Inc., along with an executive team that supports the President.

We have and will continue to use segment management to review operating results for each component in order to make decisions about resources to be allocated to the business and to assess its performance. Therefore, we propose to modify our disclosure as follows to clarify that it is segment management that regularly reviews the operating

MDU RESOURCES GROUP, INC.

Ms. Tia L. Jenkins
United States Securities and Exchange Commission
May 13, 2013

results of each component on a prospective basis beginning with our 2013 Form 10-K (new information has been underlined):

The Company has determined that the reporting units for its goodwill impairment test are its operating segments, or components of an operating segment, that constitute a business for which discrete financial information is available and for which the Company’s chief executive officer ~~and~~ or segment ~~other~~ management regularly review the operating results.

We have identified four reporting units that have goodwill that are tested for impairment. The four reporting units are natural gas distribution, construction materials and contracting, construction services and pipeline and storage group.

Note 16 – Employee Benefit Plans, page 94

3.
We note that you had amendments to your postretirement benefits plan and recorded prior service cost credits of $11.4 million in accumulated other comprehensive income at December 31, 2012. Please tell us and add disclosure in future filings regarding your accounting policy for amortizing prior service costs in accumulated other comprehensive income. Provide us with a draft of your proposed disclosures.

MDU Response: Our policy for amortizing prior service costs in accumulated other comprehensive income is to amortize those costs on a straight line basis over the average remaining service period of active participants. We propose to disclose our accounting policy for amortizing prior service costs in our Employee Benefit Plans footnote on a prospective basis beginning with our 2013 Form 10-K. The proposed disclosure would read as follows:

Prior service cost is amortized on a straight line basis over the average remaining service period of active participants.

MDU RESOURCES GROUP, INC.

Ms. Tia L. Jenkins
United States Securities and Exchange Commission
May 13, 2013

If you would like to discuss any of the responses to the Staff's comments or if you would like to discuss any other matters, please contact me at (701) 530-1035.

Sincerely,

MDU RESOURCES GROUP, INC.

BY:	/s/ Nicole A. Kivisto
Nicole A. Kivisto
Vice President, Controller and
Chief Accounting Officer

c:    Jamie Kessel, United States Securities and Exchange Commission
Nasreen Mohammed, United States Securities and Exchange Commission
Christopher Swanson, Deloitte & Touche LLP
Walter Godlewski, Cohen Tauber Spievack & Wagner PC
Doran Schwartz, MDU Resources Group, Inc.